JACKSON VARIABLE SERIES TRUST
1 Corporate Way, Lansing, MI 48951
(517) 381-5500

June 9, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson Variable Series Trust (the "Trust")
File Nos. 333-177369 and 811-22613

Dear Sir/Madam:

Enclosed for filing is the Post-Effective Amendment No. 28 to the Registration Statement under the Securities Act of 1933, as amended ("1933 Act") and Amendment No. 31 under the Investment Company Act of 1940, as amended ("1940 Act") for the above-referenced Registrant (the "Amendment"). This filing is being made pursuant to Rule 485(a) under the 1933 Act.

This Amendment is being filed to reflect the following changes:

1) To reflect the following fund mergers:

-JNAM Guidance – Equity Income Fund, a series of the Trust, into JNL/The Boston Company Equity Income Fund, a series of the Trust
- JNL/Franklin Templeton Natural Resources Fund, a series of the Trust into JNL/BlackRock Natural Resources Fund, a series of JNL Series Trust

2) The termination of Templeton Asset Management Ltd. as sub-adviser to the JNL/Franklin Templeton Frontier Markets Fund with Mellon Capital Management Corporation, and a corresponding Investment Objective/Strategy and Fund Name Change.

3) To reflect other changes.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

/s/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President
encs.

JACKSON VARIABLE SERIES TRUST
1 Corporate Way, Lansing, MI 48951
(517) 381-5500

June 9, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	Jackson Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,
/s/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President